Exhibit 99.7

News Release

Communiqué de Presse

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

Total signs a long-term agreement to supply LNG

to Pavilion Energy

Paris, June 4th 2014 — Total signed on 31 May 2014 a 10-year LNG sale and purchase agreement with Pavilion Gas, a subsidiary of Pavilion Energy, for the supply of 0.7 million tonnes per year of liquefied natural gas to Asia, including Singapore, starting in 2018. In addition, several LNG cargoes will be supplied prior to 2018. This LNG will be sourced from Total’s global LNG Portfolio.

“Total is delighted to build a key commercial relationship with Pavilion Gas”, said Philippe Sauquet, President Gas and Power, Total. “This long term sales agreement to deliver LNG to Asia, including Singapore, reinforces our strategy to expand LNG trade in this region and thus to meet the growing energy demand of this market.”

“Pavilion Gas values this partnership with Total. This is an important development for Pavilion Gas as a regional LNG player in meeting the growing energy needs in Asia. This deal with Total strengthens Pavilion Gas’ LNG supply portfolio as it provides supply diversification from global LNG sources.” said Seah Moon Ming, Chief Executive Officer, Pavilion Energy and Pavilion Gas.

Total, a world leader in LNG

Total is a world leader in LNG, with solid and diversified positions along the entire value chain and 12.3 million tons of LNG produced in 2013.

Total is active in most of the major LNG producing regions as well as in the main LNG markets and continues to develop LNG as a key component of its growth strategy. The Group is involved in LNG plants in Indonesia, Nigeria, Norway, Oman, Qatar, the United Arab Emirates, Yemen, Angola, Australia and Russia.

The Group has also secured the purchase of LNG from the Sabine Pass liquefaction plant under construction in the US and long-term access to re-gasification capacities located in key LNG markets.

Total is expanding its trading, marketing and logistics businesses to offer its natural gas and LNG production directly to customers. This LNG portfolio allows Total to supply its main customers worldwide with gas, while retaining enough flexibility to adapt to demand variations and to seize market opportunities.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Alexandre de JOYBERT

Tél. : + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

Pavilion Energy

Pavilion Energy is a Temasek portfolio company based in Singapore. The company is focused on the global LNG supply chain to provide clean energy to support economic growth and contribute to a sustainable future in the region, with a vision to be established as a preferred regional LNG player in Asia. Pavilion Energy has incorporated Pavilion Gas as a wholly-owned subsidiary of Pavilion Energy, to manage gas operations in Singapore. It is also investing in the distribution and trading of LNG in the region.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com